

August 18, 2015

Mr. David Dewalt
Chief Executive Officer
FireEye, Inc.
1440 McCarthy Boulevard
Milpitas, California 95035

> **Re: FireEye, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Definitive Proxy Statement on Schedule 14A**
> **File No. 001-36067**

Dear Mr. Dewalt:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Attorney-Advisor
Office of Information Technologies
and Services

cc: Jon C. Avina, Esq.
Wilson Sonsini Goodrich & Rosati